UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On April 15, 2024, the board (the “Board”) of Lion Group Holding Ltd. (the “Company”) appointed Mr. Anthony Lau Hoi Ho as an independent director (Class II) to fill in the vacancy, including the position in the audit committee of the Board, resulting from Mr. Rahul Mewawalla’s resignation, effective immediately.

The biography for Mr. Lau is set forth below:

Since January 2023, Mr. Anthony Lau Hoi Ho has been serving as a managing director of Vanzbon CPA Co., Limited, where he provides technical support for audit assignment. Starting from March 2022, Mr. Anthony Lau Hoi Ho has been an FP&A manager of Guest Supply Asia Pacific, where he leads the budgeting and analysis function of APAC area. Mr. Lau was a commercial finance manager at Pandora between November 2020 and February 2022, where he led the finance function of Hong Kong, Macau, and Taiwan with market leaders. Prior to that, Mr. Lau was a brand management controller at L’Oréal Hong Kong Limited between May 2018 and November 2020. Mr. Lau obtained his bachelor’s degree in Accountancy from The Hong Kong Polytechnic University in June 2007. Mr. Lau is an authorized supervisor, practicing accountant, and certified public accountant at Hong Kong Institute of Certified Public Accountants.

Mr. Lau has no family relationships with any of the executive officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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